Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

April 17, 2017

VIA EDGAR TRANSMISSION

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Pace Energy Holdings Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted March 31, 2017
CIK No. 0001698990

Dear Mr. Spirgel:

On behalf of our client, TPG Pace Energy Holdings Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 10, 2017, relating to Amendment No. 1 to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001698990) confidentially submitted with the Commission on March 31, 2017. We are concurrently submitting via EDGAR the Company’s initial filing of the registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the version confidentially submitted on March 31, 2017.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to the Registration Statement.

Larry Spirgel

Securities and Exchange Commission

April 17, 2017

The Offering

1.	We note the new redemption feature of the warrants whereby the company may redeem the public warrants for Class A common stock based upon the “fair market value” of the Class A common stock. Please clarify the purpose and effect of this redemption feature. Explain how the number to be included in the table will be determined by providing us with examples and filling in the table. Disclose when and why the company would redeem the public warrants in this manner.

The Company respectfully advises the Staff that the purpose and effect of the new redemption feature of the warrants is to provide the warrants with an additional liquidity feature, which provides the Company with the flexibility to redeem the warrants for shares of Class A common stock, instead of cash, for fair value without the warrants having to reach the $18.00 per share threshold. Holders of the warrants will, in effect, receive a premium for their warrants, based on the “redemption price” as determined pursuant to the table, and the Company will be provided with an additional option by which to redeem warrants, for Class A common stock, and therefore have certainty as to (i) its capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and (ii) to the cash provided by the exercise of the warrants. This provision will allow the Company to quickly proceed with a redemption of the warrants for Class A common stock if it determines it is in its best interest to do so. The Company has also decided to apply this redemption feature to the private placement warrants and will redeem the private placement warrants on the same basis if it decides to redeem the public warrants using this redemption provision. See pages 13, 126 and 130 of the Registration Statement for related disclosure.

The “redemption prices” to be included in the table will be calculated using the Black-Scholes option pricing model, which will value the warrants based on a redemption date (such date being the period until expiration of the warrants), which value will be calculated into a number of shares based on the fair market value of the Class A common stock (calculated based on the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants) and an assumed volatility rate. See Exhibit A for an illustrative table based on a volatility rate, which was based on the stock price volatility of various energy companies. The number of redemption shares set forth in the table will be determined prior to the launch of the roadshow for the proposed offering and will be reflected in the preliminary prospectus.

The Company would redeem the warrants in this manner when it determines it is in its best interests and those of its stockholders to redeem the warrants using this redemption feature, due to the certainty it provides in terms of the Company’s capitalization and cash balances.

*         *         *         *         *

Larry Spirgel

Securities and Exchange Commission

April 17, 2017

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch

cc:	Stephen Chazen

President and Chief Executive Officer

TPG Pace Energy Holdings Corp.

Robert Shapiro, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Joshua Shainess, Attorney-Adviser

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Paul D. Tropp, Esq.

Freshfields Bruckhaus Deringer US LLP

Larry Spirgel

Securities and Exchange Commission

April 17, 2017

Exhibit A

	Fair Market Value of Class A Common Stock ($)
Redemption Date (period to expiration of warrants)	10	11	12	13	14	15	16	17	18
60 months	2.60	3.08	3.56	4.06	4.56	5.07	5.57	6.08	6.59
57 months	2.56	3.03	3.53	4.03	4.54	5.05	5.56	6.07	6.58
54 months	2.51	2.99	3.48	3.99	4.51	5.02	5.54	6.07	6.58
51 months	2.45	2.94	3.44	3.95	4.47	5.00	5.53	6.06	6.58
48 months	2.40	2.89	3.39	3.91	4.44	4.97	5.51	6.05	6.58
45 months	2.34	2.83	3.34	3.87	4.40	4.94	5.49	6.04	6.58
42 months	2.27	2.77	3.28	3.82	4.36	4.91	5.47	6.02	6.58
39 months	2.20	2.70	3.22	3.76	4.31	4.87	5.44	6.01	6.57
36 months	2.12	2.62	3.15	3.70	4.26	4.83	5.41	5.99	6.57
33 months	2.03	2.54	3.07	3.63	4.21	4.79	5.38	5.98	6.57
30 months	1.94	2.45	2.99	3.56	4.14	4.74	5.35	5.96	6.57
27 months	1.83	2.34	2.89	3.47	4.07	4.68	5.31	5.94	6.56
24 months	1.72	2.23	2.78	3.37	3.99	4.62	5.26	5.91	6.56
21 months	1.59	2.10	2.66	3.26	3.89	4.54	5.21	5.88	6.56
18 months	1.44	1.95	2.52	3.13	3.78	4.46	5.15	5.85	6.55
15 months	1.28	1.78	2.35	2.98	3.65	4.35	5.07	5.81	6.54
12 months	1.09	1.58	2.16	2.80	3.49	4.22	4.98	5.76	6.54
9 months	0.88	1.35	1.92	2.57	3.30	4.07	4.87	5.70	6.53
6 months	0.63	1.06	1.62	2.30	3.05	3.87	4.73	5.62	6.52
3 months	0.31	0.68	1.22	1.92	2.74	3.63	4.57	5.53	6.50
0 months	0.00	0.00	0.50	1.50	2.50	3.50	4.50	5.50	6.50

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